Exhibit 99.2

QUEST CAPITAL TO HOST THIRD QUARTER 2009
CONFERENCE CALL ON MONDAY, NOVEMBER 9, 2009

Vancouver, British Columbia (October 26, 2009): Quest Capital Corp. will announce its third quarter 2009 financial results on Friday, November 6, 2009 before the TSX opens, and plans a conference call to follow.

The call will be hosted by A. Murray Sinclair, Chairman and Jim Grosdanis, Chief Financial Officer beginning at 11:00 a.m. Eastern Daylight Savings Time on Monday, November 9, 2009.  The call can be accessed at (416) 644-3415.

The call will be recorded and a replay made available for one week ending Monday, November 16, 2009 at midnight.  The replay can be accessed approximately one hour after the call by dialing (416) 640-1917 and entering passcode 4178434 followed by the number sign.

About Quest

Quest’s expertise is in providing financing for the real estate sector with an emphasis on residentially-oriented mortgages.

For more information about Quest, please visit our website (www.questcapcorp.com) or www.sedar.com.

Contact Information: A. Murray Sinclair, Chairman (P): (604) 687-8378 (F): (604) 687-3941	Brian Bayley, President and CEO (P): (604) 687-8378 (F): (604) 687-3941

QUEST CAPITAL CORP.
Vancouver:  Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel:  604-687-8378 • Toll Free:  800-318-3094 • Fax: 604-682-3941